

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

Joseph D'Agostino
Chief Financial Officer
Milestone Scientific Inc.
425 Eagle Rock Avenue, Suite 403
Roseland, NJ 07068

      Re: Milestone Scientific Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed March 30, 2020
          File No. 001-14053

Dear Mr. D'Agostino:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences